UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2007

SECURITIES REGISTERED
(as of December 31, 2007)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$ 3,000,000,000	NYSE

        Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 (the “Annual Report”) as follows:

        The following additional exhibit is added to the Annual Report:

Exhibit VII:	Announcement Entitled “EIB boosted loans for small business by 42 percent in 2008”

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 9th day of March, 2009.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ Carlos Ferreira da Silva
Carlos Ferreira da Silva
Head of Division Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Managerial Adviser
Deputy Head of Funding

by
/s/ Angelos Pangratis
Angelos Pangratis
Chargé d'Affaires of the Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit	Document

VII	Announcement Entitled “EIB boosted loans for small business by 42 percent in 2008”